UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2010

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the “Company”) dated June 17, 2010, announcing reverse stock split to be effective June 17, 2010.

This Report on Form 6-K and the exhibit hereto is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-160784) as filed with the Securities and Exchange Commission (the "Commission") and declared effective on September 25, 2009 and the Company's Registration Statement on Form F-3 (File No. 333-164306) as filed with the Commission and declared effective on January 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  June 17, 2010

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Exhibit 99.1

OCEANFREIGHT INC. ANNOUNCES REVERSE STOCK SPLIT

TO BE EFFECTIVE JUNE 17, 2010

June 17, 2010 - Athens, Greece - OceanFreight Inc. (NASDAQ: OCNF) (the “Company”) today announced that the previously announced reverse stock split will take effect as of the start of NASDAQ trading on Thursday, June 17, 2010 on a 1-for-3 split-adjusted basis.  The Company’s shares will continue to trade on The NASDAQ Global Market under the symbol “OCNF,” with the fifth character “D” appended to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred.  The Company’s symbol will revert to its original symbol “OCNF” on July 15, 2010.

The 1-for-3 reverse split will automatically convert three current shares of the Company’s common stock into one new share of common stock.  The reverse stock split, which, as previously announced, was approved by the Company’s shareholders on June 10, 2010, will reduce the number of outstanding common shares from approximately 231.8 million shares to approximately 77.3 million shares.  Shareholders holding a number of shares that is not evenly divisible by the ratio of the reverse stock split will receive a cash payment in lieu of any fractional shares.

Shareholders holding physical share certificates will receive instructions as to how to exchange existing share certificates for new certificates representing the post-reverse stock split shares.  American Stock Transfer & Trust Company, LLC will serve as the Company’s Exchange Agent in connection with the reverse stock split.

About the Company

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the day of this release, OceanFreight owns a fleet of 11 vessels comprising of eight drybulk vessels (three Capesize, five Panamaxes) and three crude carrier tankers (one Suezmax, two Aframaxes) with a combined deadweight tonnage of about 1.2 million tons.

The Company’s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF.”

Visit our website at www.oceanfreightinc.com.

Investor Relations/Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: oceanfreight@capitallink.com